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August 13, 2021

Gold's flash crash has not changed the market's fundamentals - Wilshire Phoenix

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(Kitco News) - Sunday's flash crash in gold, which pushed prices briefly below $1,700 an ounce has not changed the precious metals long-term fundamentals, according to one fund manager.

In an interview with Kitco News, William Cai, partner at Wilshire Phoenix, said that the precious metal still has an opportunity to rise back to its record highs above $2,000 an ounce by the end of the year.

The company launched an adaptive gold-backed exchange-traded fund in February: the Wilshire wShares Enhanced Gold Trust (NYSE: WGLD). Cai noted that the fund outperformed gold in the first half of the year.

"Because of the fund's adaptive strategy, we were able to avoid some of the bigger downside moves in gold," he said.

Although the precious metal has lost some of its speculative luster as investors pay more attention to cryptocurrencies and record-level equity markets, Cai said that gold still plays an important role as a portfolio diversifier and inflation hedge.

"Right now, the spotlight is not on gold, but its supporting factors remain in place," he said. "We have always said that gold should be a consistent integral piece of investor's portfolio and Sunday's volatility doesn't change that."

Some economists have said that inflation appears to have peaked with U.S. CPI seeing a 5.4% annual rise in July, missing consensus expectations; however, Cai said that he is not convinced the inflation story is over. The same day the U.S. Labor Department released CPI data, the U.S. Senate passed framework legislation to push forward the government's $3.5 trillion infrastructure plan.

"The U.S. government continues to pump money into the economy. Inflation is here to stay," he said. "It's going to take time for all this money to percolate through the economy, but eventually, it will."

Not only does the U.S. government continue to spend trillions of dollars, but the U.S. is reaching its debt ceiling limit, and if that is not extended, the U.S. could default on some of its debt obligations.

Two years ago, Congress voted to suspend the debt limit until July 31, 2021. Currently, the Treasury Department is using temporary "emergency measures" to buy more time so the government can keep paying its obligations.

However, once these measures are exhausted, the government will not be able to issue debt and could run out of cash on hand.

Cai said that he expects the debt issue to be resolved, but there is still a lot of uncertainty, and the risk of a political misstep continues to grow.

"This feels like 2011 again when Standard & Poor's downgraded the U.S.," he said. "Even if the debt ceiling is raised, the U.S. still has to deal with its growing debt, and that uncertainty will continue to support gold prices."

Looking at the recent price action, Cai said that he sees gold's selloff as further consolidation with the market's broader range.

"Gold is still in a decent place," he said. "The selling we saw Sunday has opened up the market for new buying to come in."

By Neils Christensen
For Kitco News

nchristensen@kitco.com
www.kitco.com

Disclaimer: The views expressed in this article are those of the author and may not reflect those of Kitco Metals Inc. The author has made every effort to ensure accuracy of information provided; however, neither Kitco Metals Inc. nor the author can guarantee such accuracy. This article is strictly for informational purposes only. It is not a solicitation to make any exchange in commodities, securities or other financial instruments. Kitco Metals Inc. and the author of this article do not accept culpability for losses and/ or damages arising from the use of this publication.